Exhibit 99.1

Allot Announces
Second Quarter 2021 Financial Results

Continued revenue growth and signing of new security deals

Hod Hasharon, Israel – August 10, 2021 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited results for the second quarter of 2021, ended June 30, 2021.

Second Quarter 2021 Highlights

•	Revenue growth of 8% YoY to $35.3 million

•	Operating loss and net loss reduced by almost 40% YoY

•	Cash and investments increased to $105.6 million

•	5G Netprotect product gaining momentum with another win with a Tier-1 in APAC

•	Signed additional SECaas contracts with multiple operators in APAC, EMEA and Latam

•	Signed a SECaas deal with a Tier-1 Communications Group with operating units in the EU and North America

Financial Outlook

•	Management continues to expect:

o	2021 revenues to grow to between $145-150 million;

o	Recurring security deals to be closed in 2021 with an MAR* of at least $180 million;

o	Recurring security revenues in 2021 of around $5 million and approximately $25 million in 2022;

Management Comment
Erez Antebi, President & CEO of Allot, commented: “We are very pleased with our performance in the second quarter and are confident we are on our way to achieve the goals we set for 2021. The revolution of shifting cybersecurity responsibility from the individual to the CSP is growing worldwide and gaining momentum. This is evidenced by growth in several directions: In the number of CSPs that are engaging with us; in the number of operators that contract with us; and in the number of consumers signing up for cybersecurity protection once the operator launches the service. I am very proud that Allot is the technology company leading this revolution.”

Q2 2021 Financial Results Summary

Total revenues for the second quarter of 2021 were $35.3 million, an increase of 8% compared to $32.8 million in the second quarter of 2020.

Gross profit on a GAAP basis for the second quarter of 2021 was $24.5 million (gross margin of 69%), compared with $23.0 million (gross margin of 70%) in the second quarter of 2020.

Gross profit on a non-GAAP basis for the second quarter of 2021 was $24.8 million (gross margin of 70.2%), compared with $23.2 million (gross margin of 70.7%) in the second quarter of 2020.

Net loss on a GAAP basis for the second quarter of 2021 was $4.0 million, or $0.11 loss per basic share, compared with a net loss of $3.6 million, or $0.10 loss per basic share, in the second quarter of 2020.

Net loss on a non-GAAP basis for the second quarter of 2021 was $1.5 million, or $0.04 loss per basic share compared with a non-GAAP net loss of $2.4 million, or $0.07 loss per basic share, in the second quarter of 2020.

Cash and investments as of June 30, 2021 totaled $105.6 million, compared with $99.4 million, as of December 31, 2020.

# # #

Conference Call & Webcast

The Allot management team will host a conference call to discuss the second quarter results today, August 10, 2021 at 8:30 am ET, 3:30 pm Israel time.

To access the conference call, please dial one of the following numbers:

US: 1-888-668-5032, Israel: +972-3-918-0609, UK: 0 800 917 5108

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers globally.

Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft +1 646 201 9246 allot@gkir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE  - 1

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$35,288	$32,790	$66,471	$62,079
Cost of revenues	10,822	9,838	20,413	17,448

Gross profit	24,466	22,952	46,058	44,631

Operating expenses:
Research and development costs, net	11,373	10,396	21,940	19,095
Sales and marketing	12,818	11,780	24,411	23,302
General and administrative	4,080	4,554	7,280	7,595
Total operating expenses	28,271	26,730	53,631	49,992
Operating loss	(3,805)	(3,778)	(7,573)	(5,361)
Financial and other income, net	194	717	309	868
Loss before income tax expenses	(3,611)	(3,061)	(7,264)	(4,493)

Tax expenses	368	553	673	781
Net Loss	(3,979)	(3,614)	(7,937)	(5,274)

Basic net loss per share	$(0.11)	$(0.10)	$(0.22)	$(0.15)

Diluted net loss per share	$(0.11)	$(0.10)	$(0.22)	$(0.15)

Weighted average number of shares used in
computing basic net loss per share	35,941,378	34,917,617	35,739,556	34,771,624

Weighted average number of shares used in
computing diluted net loss per share	35,941,378	34,917,617	35,739,556	34,771,624

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$10,822	$9,838	$20,413	$17,448
Share-based compensation (1)	(164)	(86)	(283)	(153)
Amortization of intangible assets (2)	(152)	(152)	(304)	(304)
Non-GAAP cost of revenues	$10,506	$9,600	$19,826	$16,991

GAAP gross profit	$24,466	$22,952	$46,058	$44,631
Gross profit adjustments	316	238	587	457
Non-GAAP gross profit	$24,782	$23,190	$46,645	$45,088

GAAP operating expenses	$28,271	$26,730	$53,631	$49,992
Share-based compensation (1)	(2,097)	(1,146)	(3,422)	(2,003)
Income related to M&A activities (3)	-	(137)	-	(34)
Non-GAAP operating expenses	$26,174	$25,447	$50,209	$47,955

GAAP financial and other income	$194	$717	$309	$868
Exchange rate differences*	14	(316)	90	(98)
Non-GAAP Financial and other income	$208	$401	$399	$770

GAAP taxes on income	$368	$553	$673	$781
Tax expenses in respect of net deferred tax asset recorded	(102)	(15)	(169)	(75)
Non-GAAP taxes on income	$266	$538	$504	$706

GAAP Net Loss	$(3,979)	$(3,614)	$(7,937)	$(5,274)
Share-based compensation (1)	2,261	1,232	3,705	2,156
Amortization of intangible assets (2)	152	152	304	304
Income related to M&A activities (3)	-	137	-	34
Exchange rate differences*	14	(316)	90	(98)
Tax expenses in respect of net deferred tax asset recorded	102	15	169	75
Non-GAAP Net loss	$(1,450)	$(2,394)	$(3,669)	$(2,803)

GAAP Loss per share (diluted)	$(0.11)	$(0.10)	$(0.22)	$(0.15)
Share-based compensation	0.06	0.04	0.10	0.06
Amortization of intangible assets	0.01	0.00	0.02	0.01
Income related to M&A activities	0.00	(0.00)	-	-
Exchange rate differences*	0.00	(0.01)	-	0.00
Tax expense in respect of net deferred tax asset recorded	0.00	0.00	-	0.00
Non-GAAP Net loss per share (diluted)	$(0.04)	$(0.07)	$(0.10)	$(0.08)

Weighted average number of shares used in
computing GAAP diluted net loss per share	35,941,378	34,917,617	35,739,556	34,771,624

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	35,941,378	34,917,617	35,739,556	34,771,624

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$164	$86	$283	$153
Research and development costs, net	699	361	1,094	603
Sales and marketing	930	533	1,512	911
General and administrative	468	252	816	489
	$2,261	$1,232	$3,705	$2,156

(2) Amortization of intangible assets
Cost of revenues	$152	$152	$304	$304
	$152	$152	$304	$304

(3) Income related to M&A activities
Research and development costs, net	$-	$137	-	34
	$-	$137	$-	$34

TABLE - 3

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,606	$23,599
Short-term bank deposits	71,425	47,225
Restricted deposits	4,074	1,200
Available-for-sale marketable securities	19,308	27,178
Trade receivables, net	30,941	20,685
Other receivables and prepaid expenses	8,862	14,205
Inventories	9,297	12,586
Total current assets	154,513	146,678

LONG-TERM ASSETS:
Long-term bank deposits	215	215
Severance pay fund	469	434
Operating lease right-of-use assets	2,974	4,458
Deferred taxes	246	420
Other assets	1,603	2,975
Total long-term assets	5,507	8,502

PROPERTY AND EQUIPMENT, NET	13,394	11,993
GOODWILL AND INTANGIBLE ASSETS, NET	35,608	34,427

Total assets	$209,022	$201,600

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,556	$2,092
Deferred revenues	32,852	26,658
Short-term operating lease liabilities	1,573	2,813
Other payables and accrued expenses	23,569	27,299
Total current liabilities	59,550	58,862

LONG-TERM LIABILITIES:
Deferred revenues	20,200	9,782
Long-term operating lease liabilities	880	1,835
Accrued severance pay	944	969
Total long-term liabilities	22,024	12,586

SHAREHOLDERS' EQUITY	127,448	130,152

Total liabilities and shareholders' equity	$209,022	$201,600

TABLE  - 4

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Loss	$(3,979)	$(3,614)	$(7,937)	$(5,274)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,141	897	2,229	1,685
Stock-based compensation	2,261	1,232	3,705	2,156
Amortization of intangible assets	234	152	471	304
Increase (Decrease) in accrued severance pay, net	12	(1)	(60)	-
Decrease (Increase) in other assets	(458)	(1)	1,041	159
Decrease in accrued interest and amortization of premium on marketable securities	32	57	107	228
Changes in operating leases, net	(479)	544	(711)	(167)
Decrease (Increase) in trade receivables	(3,113)	1,616	(10,256)	7,484
Decrease (Increase) in other receivables and prepaid expenses	3,094	(518)	3,522	(919)
Decrease (Increase) in inventories	4,246	(2,113)	3,289	(6,598)
Decrease in long-term deferred taxes, net	103	20	175	104
Increase (Decrease) in trade payables	334	(6,468)	(536)	(4,200)
Increase (Decrease) in employees and payroll accruals	1,286	1,024	(623)	(301)
Increase (Decrease) in deferred revenues	1,640	4,169	16,612	(1,457)
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	(2,761)	2,235	(3,364)	517
Net cash provided by (used in) operating activities	3,593	(769)	7,664	(6,279)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	(2,440)	9,002	(2,874)	10,502
Redemption of (Investment in) short-term deposits	100	(14,200)	(24,200)	(9,443)
Purchase of property and equipment	(1,934)	(2,345)	(3,629)	(3,696)
Investment in available-for sale marketable securities	-	-	-	(375)
Proceeds from sales and maturity of available-for sale marketable securities	3,231	8,523	7,579	21,446
Net cash provided by (used in) investing activities	(1,043)	980	(23,124)	18,434

Cash flows from financing activities:
Proceeds from exercise of stock options	908	837	2,467	1,457
Net cash provided by financing activities	908	837	2,467	1,457

Increase (Decrease) in cash and cash equivalents	3,458	1,048	(12,993)	13,612
Cash and cash equivalents at the beginning of the period	7,148	29,494	23,599	16,930
Cash and cash equivalents at the end of the period	$10,606	$30,542	$10,606	$30,542

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q2-2021		YTD 2021		FY 2020
Revenues geographic breakdown
Americas	2.5	7%	7.7	12%	8.1	6%
EMEA	21.8	62%	41.9	63%	104.3	77%
Asia Pacific	11.0	31%	16.9	25%	23.5	17%
	35.3	100%	66.5	100%	135.9	100%

Breakdown between products & services revenues
Products	23.0	65%	40.8	62%	92.5	68%
Professional Services	3.4	10%	7.5	11%	13.3	10%
Support & Maintenance	8.9	25%	18.2	27%	30.1	22%
	35.3	100%	66.5	100%	135.9	100%

Revenues per customer type
CSP	28.1	80%	50.9	76%	114.8	84%
Enterprise	7.2	20%	15.6	24%	21.1	16%
	35.3	100%	66.5	100%	135.9	100%

% of top-10 end-customers out of revenues	64%		60%		71%

Total number of full time employees (end of period)	695		695		676

Number of basic shares (in millions)	35.9		35.7		35.0

Non-GAAP weighted average number of fully diluted shares (in millions)	38.3		38.1		37.2